Free Writing Prospectus

VanEck Merk Gold Trust

2020-07-21 VanEck OUNZ fee reduction press release

0001546652

Pursuant to 433/164

333-238022

FEE CUT FURTHER INCREASES APPEAL OF
VANECK MERK GOLD TRUST (OUNZ)

OUNZ provides investors direct exposure to gold with the option to take physical delivery.
As of July 24, 2020, Sponsor’s fee will be reduced from 0.40% to 0.25%.

New York, (July 21, 2020) - VanEck and Merk Investments are today announcing that as of July 24, 2020 the Sponsor’s fee for the VanEck® Merk® Gold Trust (NYSE Arca: OUNZ) will be lowered from 0.40% to 0.25%.

“As investors increasingly embrace OUNZ we are now able to lower the expense ratio. A lower cost should provide further incentive for investors to use OUNZ as their preferred gold ETF. OUNZ is the only gold ETF with a patented delivery process, allowing investors to request delivery of the gold they own through OUNZ if and when desired—anywhere in the world.” said Axel Merk, President of Merk Investments. “When markets seized earlier this year, OUNZ continued to trade with high liquidity and we continued to facilitate deliveries.”

OUNZ offers investors a compelling, convenient, and cost-efficient means through which they can buy and hold gold. Incepted on May, 16, 2014, OUNZ was the first US ETF of its kind to offer investors with the option to take physical delivery of gold bullion in exchange for their shares1. OUNZ gold is held in fully allocated form in a secure London vault. OUNZ is the only ETF with a patented process that allows for the conversion of London Bars, which are held by the Trust, into various gold coins and bars available to investors.

“Gold investing is part of VanEck’s DNA and we’ve long made it a point to be able to offer investors a full menu of opportunities through which they can add exposure to gold bullion and gold miner equities,” said Brandon Rakszawski, Director of ETF Product Development with VanEck. “With this fee reduction, OUNZ should be an even more attractive option for those investors seeking gold and for whom the ability to request possession of their gold is an appealing added benefit.”

In addition to OUNZ, VanEck also counts among its funds the world’s largest gold miner ETF2, the VanEck Vectors® Gold Miners ETF (GDX®), as well as the VanEck Vectors® Junior Gold Miners ETF (GDXJ®). Additionally, the firm also offers the actively managed VanEck International Investors Gold Fund (INIVX), which for more than 50 years has provided exposure to gold mining equities.

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About VanEck

VanEck has a history of looking beyond the financial markets to identify trends that are likely to create impactful investment opportunities. We were one of the first U.S. asset managers to offer investors access to international markets. This set the tone for the firm’s drive to identify asset classes and trends – including gold investing in 1968, emerging markets in 1993, and exchange traded funds in 2006 – that subsequently shaped the investment management industry.

Today, VanEck offers active and passive strategies with compelling exposures supported by well-designed investment processes. As of June 30, 2020, VanEck managed approximately $56.1 billion in assets, including mutual funds, ETFs and institutional accounts. The firm’s capabilities range from core investment opportunities to more specialized exposures to enhance portfolio diversification. Our actively managed strategies are fueled by in-depth, bottom-up research and security selection from portfolio managers with direct experience in the sectors and regions in which they invest. Investability, liquidity, diversity, and transparency are key to the experienced decision-making around market and index selection underlying VanEck’s passive strategies.

Since our founding in 1955, putting our clients’ interests first, in all market environments, has been at the heart of the firm’s mission.

About Merk Investments

Merk Investments is the Sponsor of the VanEck Merk Gold Trust and provides investment advice on liquid global markets, including domestic and international equities, fixed income, commodities and currencies and their respective derivative markets.

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Important Disclosures

[1]	Source: ETF.com.
[2]	Source: Morningstar as of 7/15/2020.

The material must be preceded or accompanied by a prospectus. Before investing you should carefully consider the VanEck Merk Gold Trust’s (“Trust”) investment objectives, risks, charges and expenses.

Investing involves risk, including possible loss of principal. The Trust is not an investment company registered under the Investment Company Act of 1940 or a commodity pool for the purposes of the Commodity Exchange Act. Shares of the Trust are not subject to the same regulatory requirements as mutual funds. Because shares of the Trust are intended to reflect the price of the gold held in the Trust, the market price of the shares is subject to fluctuations similar to those affecting gold prices. Additionally, shares of the Trust are bought and sold at market price, not at net asset value (“NAV”). Brokerage commissions will reduce returns.

The request for redemption of shares for gold is subject to a number of risks including but not limited to the potential for the price of gold to decline during the time between the submission of the request and delivery. Delivery may take a considerable amount of time depending on your location.

Commodities and commodity-index linked securities may be affected by changes in overall market movements and other factors such as weather, disease, embargoes, or political and regulatory developments, as well as trading activity of speculators and arbitrageurs in the underlying commodities.

Trust shares trade like stocks, are subject to investment risk and will fluctuate in market value. The value of Trust shares relates directly to the value of the gold held by the Trust (less its expenses), and fluctuations in the price of gold could materially and adversely affect an investment in the shares. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. The Trust does not generate any income, and as the Trust regularly issues shares to pay for the Sponsor’s ongoing expenses, the amount of gold represented by each Share will decline over time. Investing involves risk, and you could lose money on an investment in the Trust. For a more complete discussion of the risk factors relative to the Trust, carefully read the prospectus.

The sponsor of the Trust is Merk Investments LLC (the “Sponsor”). Van Eck Securities Corporation and Foreside Fund Services, LLC, provide marketing services to the Trust.

VanEck International Investors Gold Fund

You can lose money by investing in the Fund. Any investment in the Fund should be part of an overall investment program, not a complete program. The Fund is subject to the risks associated with concentrating its assets in the gold industry, which can be significantly affected by international economic, monetary and political developments. The Fund’s overall portfolio may decline in value due to developments specific to the gold industry. The Fund’s investments in foreign securities involve risks related to adverse political and economic developments unique to a country or a region, currency fluctuations or controls, and the possibility of arbitrary action by foreign governments, including the takeover of property without adequate compensation or imposition of prohibitive taxation. The Fund is subject to risks associated with investments in debt securities, derivatives, commodity-linked instruments, illiquid securities, asset-backed securities, CMOs and small- or mid-cap companies. The Fund is also subject to inflation risk, short-sales risk, market risk, non-diversification risk and leverage risk. Please see the prospectus and summary prospectus for information on these as well as other risk considerations.

VanEck Vectors Gold Miners ETF and VanEck Vectors Junior Gold Miners ETF

Gold- and silver-related investments, including gold exchange-traded funds (ETFs), are subject to risks including bullion price volatility, changes in world political developments, competitive pressures and risks associated with foreign investments. In times of stable economic growth, the value of gold, silver and other precious metals may be adversely affected. Mining companies are subject to elevated risks, which include, among others, competitive pressures, commodity and currency price fluctuations, and adverse governmental or environmental regulations. In particular, small and mid-cap mining companies may be subject to additional risks including inability to commence production and generate material revenues, significant expenditures and inability to secure financing, which may cause such companies to operate at a loss, greater volatility, lower trading volume and less liquidity than larger companies. Investors should be willing to accept a high degree of volatility and the potential of significant loss. The Funds may loan their securities, which may subject them to additional credit and counterparty risk.

Investing involves substantial risk and high volatility, including possible loss of principal. An investor should consider the investment objective, risks, charges and expenses of a Fund carefully before investing. Please read the prospectus and summary prospectus carefully before investing. To obtain a prospectus and summary prospectus, which contain this and other information, call 800.826.2333 or visit vaneck.com. Please read the prospectus and summary prospectus carefully before investing.

Van Eck Securities Corporation, Distributor for GDX, GDXJ, and INIVX

666 Third Avenue

New York, NY 10017

800.826.2333